UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm and ST Kinetics Sign Teaming Agreement

Munitions Deals Cover International Markets

30 September 2005

ARLINGTON, Va - Defense technology company Metal Storm Limited today signed a teaming agreement to work co-operatively with Singapore Technologies Kinetics
Ltd (ST Kinetics) in the development, production and marketing of 40mm for Metal Storm weapon systems.

The agreement also provides for a broader relationship in which ST Kinetics, of the world’s most respected defense manufacturers with global operations, would market Metal Storm 40mm weapons systems in a range of markets.

It follows the recent agreement with the US Army Research Development and
Engineering Center (ARDEC) to develop and adapt munitions for use with Metal
Storm 40mm weapons systems.

These deals mean Metal Storm has formed relationships with munitions providers in its major international markets, consistent with its strategy of commercializing its technology by acting as an integrator of weapons systems.

Under the latest agreement, ST Kinetics munitions would be converted to a Metal
Storm stacked configuration and marketed with Metal Storm weapon systems in the world market.

“These agreements cover the other critical half of our weapons systems -
munitions.  Without munitions our systems have no purpose,” said Metal Storm
Chief Executive Officer (CEO), David Smith.

“It means we have an arrangement to convert US Army inventory rounds in the
United States and in all other markets we propose to have munitions available through ST Kinetics.”

ST Kinetics is one of the world’s leading 40mm munitions designers and manufacturers with a range that includes unique capabilities for Metal Storm weapon systems.

The agreement provides opportunities for the rapid development, testing and eventual certification of a range of 40mm munitions for use with Metal Storm’s weapon systems.

ST Kinetics’ President of Defense Business, Mr Sew Chee Jhuen, said his company is looking forward to working with Metal Storm on its unique technologies as well as the innovative concept it brings to the battlefield.

“The teaming agreement epitomizes ST Kinetics culture of innovation and its desire to leverage technologies for the best products and performance.  The experience will broaden our capabilities, and improve our position as a market leader for 40mm munition products.” he said.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Singapore Technologies Kinetics Ltd (ST Kinetics)
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management.  Through its subsidiary, Advanced Material Engineering Pte
Ltd, ST Kinetics also designs and manufactures conventional and smart advanced protective materials as well as guided system components.  It also provides consultancy, customised training, design and engineering services for homeland security solutions.

Link to website www.stengg.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: October 03, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary